
SEC MAIL
RECEIVED
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FEB 2 7 2007
WASH, D.C.
203
SECTION



07002346

SECU[illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alerus Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 South Columbia Road
(No. and Street)

Grand Forks (City) ND (State) 58201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian H. Kraft 701-795-4072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady, Martz + Associates, P.C.
(Name – *if individual, state last, first, middle name*)

401 DeMers Avenue, Suite 300 (Address) Grand Forks (City) ND (State) 58201 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian H. Kraft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alerus Securities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KAREN L. DURKIN
Notary Public, State of North Dakota
My Commission Expires September 20, 2008
STATE OF NORTH DAKOTA
NOTARY PUBLIC SEAL

Karen L. Durkin
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

To the Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Alerus Securities Corporation (the "Company") for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498

OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

Because of inherent limitations in any internal control structure or the practices and procedures referred in above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control, however, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



BRADY, MARTZ & ASSOCIATES, P.C.

February 6, 2007


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH., D.C.
203
SECTION

ALERUS SECURITIES CORPORATION

GRAND FORKS, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

TABLE OF CONTENTS

* * * * * * * * * * *



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

We have audited the accompanying statement of financial condition of Alerus Securities Corporation as of December 31, 2006 and 2005, and the related statements of income, stockholder's equity and cash flows for the years ended December 31, 2006 and 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alerus Securities Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



BRADY, MARTZ & ASSOCIATES, P.C.

February 6, 2007

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498

OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

ALERUS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
As of
December 31, 2006 and 2005

ASSETS	2006	2005
CURRENT		
Cash and Cash Equivalents	$ 163,525	$ 259,185
Marketable Securities	1,195,271	793,460
Interest Receivable	12,478	11,139
Due From Affiliate		3,875
Commission Receivable	115,988	71,639
Deferred Income Taxes	1,494	1,141
Total Current Assets	$ 1,488,756	$ 1,140,439
PROPERTY AND EQUIPMENT		
Furniture and Equipment	$ 148,271	$ 148,271
Accumulated Depreciation	(147,874)	(141,541)
Net Property and Equipment	$ 397	$ 6,730
OTHER ASSETS		
Acquisition Goodwill	$ 255,015	$ 255,015
Prepaid Expenses	22,420	17,976
Total Other Assets	$ 277,435	$ 272,991
TOTAL ASSETS	$ 1,766,588	$ 1,420,160
LIABILITIES		
CURRENT		
Accrued Expenses	$ 120,823	$ 61,541
Due to Affiliate	61,595	102,139
Total Current Liabilities	$ 182,418	$ 163,680
LONG-TERM		
Deferred Taxes	$ 40,916	$ 29,130
STOCKHOLDER'S EQUITY		
COMMON STOCK ($.01 Par Value- 1,500 Shares Authorized, 50 Shares Issued and Outstanding)	$ 1	$ 1
ADDITIONAL PAID-IN CAPITAL	1,600,914	1,600,914
RETAINED DEFICIT	(57,661)	(373,565)
Total Stockholder's Equity	$ 1,543,254	$ 1,227,350
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,766,588	$ 1,420,160

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF INCOME
For the Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Commissions	$ 1,566,012	$ 1,168,229
Investment Income	54,407	18,442
Total Revenue	$ 1,620,419	$ 1,186,671
EXPENSES		
Employee Compensation and Benefits	$ 752,942	$ 580,901
Education and Training	9,768	6,410
Occupancy Costs	45,260	50,088
Communications and Data Processing	96,946	78,953
Advertising and Promotion	22,804	17,857
Brokerage, Exchange and Clearance Fees	103,124	105,027
Other Operating Expenses	83,728	33,163
Total Expenses	$ 1,114,572	$ 872,399
NET INCOME BEFORE INCOME TAXES	$ 505,847	$ 314,272
Income Tax Expense	189,943	107,326
NET INCOME	$ 315,904	$ 206,946

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
BALANCE DECEMBER 31, 2004	$ 1	$ 1,600,914	$ (580,511)	$ 1,020,404
Net Income 2005			206,946	206,946
BALANCE DECEMBER 31, 2005	$ 1	$ 1,600,914	$ (373,565)	$ 1,227,350
Net Income 2006			315,904	315,904
BALANCE DECEMBER 31, 2006	$ 1	$ 1,600,914	$ (57,661)	$ 1,543,254

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
OPERATING ACTIVITIES		
Net Income	$ 315,904	$ 206,946
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:		
Depreciation and Amortization	6,333	8,958
Deferred Income Taxes	11,433	5,187
Losses on Investments	(6,180)	16,462
Effects on Operating Cash Flows Due to Changes in:		
Investments	(395,631)	(428,613)
Commissions Receivable	(44,349)	14,742
Taxes Payable	(23,629)	(9,443)
Due from Affiliates	3,875	(3,875)
Interest Receivable	(1,339)	(8,315)
Prepaid Expenses	(4,444)	5
Accrued Expenses	42,367	(29,845)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (95,660)	$ (227,791)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	259,185	486,976
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 163,525	$ 259,185

See Accompanying Notes to the Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alerus Securities Corporation is a wholly owned subsidiary of Alerus Financial, which is a wholly owned subsidiary of Alerus Financial Corporation. The Company conducts its business as a registered broker-dealer in securities. As such, the Company initiates securities purchase and sale transactions on behalf of its customers through an affiliation with another broker-dealer who executes the transactions and provide various other customer account services on a fully disclosed basis. Its principal market is located in Eastern North Dakota and the surrounding region.

Cash and Cash Equivalents For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents. The cash amount also includes investments classified as cash equivalents that are restricted in nature.

Securities' Transactions Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Furniture and Equipment Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 10 years.

Commission Income Commission income from customer security transactions is recorded on a trade date basis.

Advertising Expense Advertising expenses were $9,454 and $12,230 for the years ended December 31, 2006 and 2005, respectively. Advertising costs are expensed as incurred.

Income Taxes Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the financial and tax bases of development costs and furniture and equipment. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company files a consolidated Federal income tax return with its parent and affiliated companies and a separate state income tax return. The income tax relating to the individual companies are generally computed as if each company had filed a separate return and any tax benefits realized by a company as a result of filing a consolidated return are paid to the company providing the benefits.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 RESTRICTED CASH

Cash and cash equivalents includes amounts of cash that are restricted in nature. This cash is restricted because it must be kept on hand at a respective broker/dealer in order to enter into transactions with them. At December 31, 2006 and 2005, the amount of cash restricted for RBC Dain was $100,000.

NOTE 3 MARKETABLE SECURITIES

Marketable securities owned by the Company at December 31, 2006 and 2005 are as follows:

	12-31-06	12-31-05
Obligations of U.S. Government	$1,195,271	$793,460

NOTE 4 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial for 2006 and 2005 amounted to $75,096 and $61,260 respectively.

Affiliated companies own the facilities occupied by Alerus Securities Corporation. The facility leases are classified as operating leases and extend through October 31, 2007. The leases call for monthly payments in accordance with the agreements. Rental payments amounted to $45,260 and $50,088 for the years ended December 31, 2006 and 2005, respectively.

Future minimum lease payments for 2007 are $46,166, and no leases extend beyond 2007.

NOTE 5 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan of Alerus Financial Corporation. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the Plans for 2006 and 2005 were $38,211 and $32,757, respectively.

NOTE 6 INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2006 and 2005 includes the following components:

	2006	2005
Current:		
Federal	$161,595	$102,139
State	16,915	
Total	$178,510	$102,139
Deferred:		
Federal	$ 5,273	$ 5,187
State	6,160	
Total	$ 11,433	$ 5,187
Total Current and Deferred:		
Federal	$166,868	$107,326
State	23,075	
Total	$189,943	$107,326

Net long-term deferred income taxes are included in other liabilities for the years ended December 31, 2006 and 2005. Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax assets (liabilities) are as follows at December 31, 2006 and 2005.

	2006	2005
Deferred Tax Assets		
State Net Operating Loss Carryforwards		$ 13,237
Accrued Flexible Time Off	$ 1,494	1,352
Net Current Deferred Tax Asset	$ 1,494	$ 14,589
Deferred Tax Liabilities		
Depreciation	$ 57	$ 1,826
Goodwill Amortization	40,859	32,698
Net Long-Term Deferred Tax Liability	$ 40,916	$ 34,524
Net Long-Term Assets (Liabilities)		
Before Valuation Allowance	$ (39,422)	$ (19,935)
Valuation Allowance	0	(8,054)
Net Deferred Tax Liabilities	$ (39,422)	$ (27,989)

The Company files a consolidated Federal income tax return with its parent and affiliated companies. Amounts payable by the Company in connection with filing a consolidated Federal income tax return amounted to $161,595 at December 31, 2006 and $102,139 at December 31, 2005.

The Company had state net operating loss carry forwards of $220,612 at December 31, 2005, which were to expire in varying amounts between 2006 and 2010. Management had recorded a valuation allowance of $8,054 for this deferred tax asset at December 31, 2005. Full benefit was realized for this net operating loss carry forward in 2006, therefore no allowance is needed at December 31, 2006.

NOTE 7 GOODWILL

In December 1998, the Corporation acquired the assets of a business, which provides brokerage services. The asset purchase resulted in goodwill being recorded in the amount of $319,879. The amount of accumulated amortization at December 31, 2006 was $64,864. The carrying value of the goodwill at December 31, 2006 was $255,015.

Effective January 1, 2002, the Corporation applied FASB Statement No. 142, goodwill and other intangible assets, which requires the Corporation to cease amortization of goodwill effective January 1, 2002 and instead requires the Corporation to test goodwill for impairment. The Corporation tests for impairment each June 30. There were no changes in the carrying amount of $255,015 of goodwill due to impairment for the years ended December 31, 2006 and 2005.

NOTE 8 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $6,333 and $8,958 in 2006 and 2005, respectively.

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule). The Company, as defined under Rule 15c3-1, accepts deposits from customers and handles the transition of cash between the clearing broker and customers. It is subject to the $250,000 net capital requirements for clearing-broker dealers. As of December 31, 2006, the Company had net capital of $1,224,636, which was $974,636 in excess of its required net capital of $250,000.

* * * * * * * * * * * *

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2006

SCHEDULE I
ALERUS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2006

Total Stockholder's Equity Qualified for Net Capital		$ 1,543,254
Deductions and Charges		
Non allowable Assets		
Acquisition Goodwill	$ 255,015	
Furniture and Equipment- Net	397	
Intercompany Receivables		
Prepaid Expenses	22,420	
Deferred Taxes		277,832
Net Capital Before Haircuts on Securities Positions		$ 1,265,422
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Agencies	$ 40,786	
Money Market Funds and Other		40,786
NET CAPITAL		$ 1,224,636
AGGREGATE INDEBTEDNESS		
Items Included in Consolidated Statements of Financial Condition		
Payable to Clearing Broker		$ 10,027
Brokerage Commissions Payable		43,182
Accrued Expenses on Employee Benefit Plans		23,713
Other Accounts Payable and Accrued Expenses		105,496
AGGREGATE INDEBTEDNESS		$ 182,418
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 250,000
Excess Net Capital at 1500%		$ 974,636
Excess Net Capital at 1000%		$ 1,206,393

There are no material differences between the computation of net capital above and the calculation performed by Alerus Securities for regulatory filings.

EXEMPTIONS

The Company is exempt from presenting other supplementary schedules under SEC Rule 15c3-1 (k) (2) (ii) as an introducing broker.

END